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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13704

                           NOTIFICATION OF LATE FILING

(Check One): / /  Form 10-KSB   / /  Form 11-K  / /   Form 20-K   /X/  Form 10-Q

/ /   Form N-SAR
            For Period Ended:
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/ /   Transition Report on Form 10-K       / /   Transition Report on Form 10-Q
/ /   Transition Report on Form 20-F       / /   Transition Report on Form N-SAR
/ /   Transition Report on Form 11-K

            For Period Ended: December 31, 2000
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant  Prologic Management Systems, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

         3708 E. Columbia Street, Suite 110
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City, state and zip code   Tucson, Arizona  85714
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Subsequent to December 31, 2000, the Company reached an agreement with Sunburst Acquisitions IV, Inc., in full settlement of all claims under the Stock Purchase and Merger Agreement between the two companies. The settlement will reduce Prologic's total outstanding common stock from nearly 8.5 million shares to approximately 6 million shares. However, the exact number of outstanding shares will not be known until the agreement is consummated on February 16, 2001. The Company believes that the result of this settlement agreement is material and should be included in its quarterly report on Form 10-QSB.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    Richard E. Metz                      (520)                    747-4100
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    (Name)                             (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            Yes /X/    No / /

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/    No / /

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        PROLOGIC MANAGEMENT SYSTEMS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 12, 2001             By  /s/  Richard E. Metz, President
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ATTACHMENT TO PART IV OTHER INFORMATION


As a result of an industry-wide economic downturn, the three (3) month period ended December 31, 2000 will reflect a significant decrease in sales and an operating loss. The Company estimates revenue for the quarter was approximately $6,200,000, compared to $8,800,000 for the period ended December 31, 1999, and an associated operating loss of approximately $900,000, compared to $74,000 for the same period of the prior fiscal year.


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